Commission File No. 1-3559



                    SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549

                                FORM U-3A-2




              STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
               UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE
                PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                   To be filed annually prior to March 1



                      ATLANTIC CITY ELECTRIC COMPANY
                              Name of Company




Hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company
Act of 1935 and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

         Atlantic City Electric Company ("Claimant"), organized under the laws of New Jersey on April 28, 1924, has its principal office at 6801 Black Horse Pike, Egg Harbor Township, New Jersey 08234-4130. Claimant is engaged principally in the business of furnishing electric service (involving generation, purchase, interchange, transmission and distribution of electric energy) to the public throughout the southern part of New Jersey. It serves an area having an estimated population exceeding 1,000,000. Claimant is a wholly-owned subsidiary of Atlantic Energy, Inc.

                 (A) Deepwater Operating Company ("Deepwater"), organized under the laws of New Jersey on December 17, 1929, has its principal offices at 6801 Black Horse Pike, Egg Harbor Township, New Jersey 08234-4130. Deepwater operates the Deepwater Generating Station which is owned by Claimant and located in Salem County, New Jersey. Deepwater is a wholly-owned subsidiary of Claimant.


2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

         The principal New Jersey properties of Claimant used for the generation, transmission and distribution of electric energy for sale consist of two steam electric generating stations:

         (1)  B.L. England Generating Station, a station of 447
          MW capacity located in Cape May County.
         (2) Deepwater Generating Station, a 239 MW capacity station located in Salem County and

    Seven combustion turbine stations:

         (1) Missouri Ave. Station, a 60 MW capacity station located in Atlantic County.
    (2) Middle Station, a 77 MW capacity station located in Cape May County.
         (3,4,5) Carlls Corner Station (73 MW), Cumberland
          Station (84 MW), and Sherman Ave.Station (81 MW), all located in Cumberland County.
         (6) Mickleton Station, a 59 MW capacity station located in Gloucester County.
         (7) Cedar Station, a 68 MW capacity station located in Ocean County.

         The Claimant also owns and maintains forty-four transmission, has an interest in one transmission and owns and maintains fifty-nine distribution substations as well as 10,184 transmission or distribution tower, pole, and underground miles located throughout its service territory which includes all of Atlantic, Cape May,Cumberland, and Salem Counties and portions of Burlington, Camden, Gloucester, and Ocean Counties.

    In addition to the New Jersey properties, Claimant owns          or
     has ownership interests in the following:

         (1) A generating station of 1,700 MW capacity (Keystone Generating Station), located in Armstrong County, Pennsylvania, of which Claimant owns a 2.47% undivided interest as tenant in common with the following:

                 Baltimore Gas and Electric Company
                 Delmarva Power and Light Company
                 Jersey Central Power and Light Company
                 Pennsylvania Power and Light Company
                 Philadelphia Electric Company (Now PECO Energy
              Company)
                 Public Service Electric and Gas Company



         (2) A generating station of 1,700 MW capacity (Conemaugh Steam Electric Station), located in Indiana County, Pennsylvania, of which Claimant owns a 3.83% undivided interest as tenant in common with the following:

                 Baltimore Gas and Electric Company
                 Delmarva Power and Light Company
                 Metropolitan Edison Company
                 Pennsylvania Power and Light Company
                 Philadelphia Electric Company (Now PECO Energy
              Company)
                 Potomac Electric Power Company
                 Public Service Electric and Gas Company
                 The United Gas Improvement Company


         (3) An extra-high-voltage transmission line (Conemaugh-Conastone), of which Claimant owns an 8% undivided interest as tenant in common of that portion of the line traversing through 10 counties of Pennsylvania with the following:

                 Baltimore Gas and Electric Company
                 Delmarva Power and Light Company
                 Metropolitan Edison Company
                 Pennsylvania Power and Light Company
                 Philadelphia Electric Company (Now PECO Energy
              Company)
                 Potomac Electric Power Company
                 Public Service Electric and Gas Company
                 The United Gas Improvement Company

         (4) A nuclear generating station of 2,126 MW capacity (Peach Bottom Atomic Power Station), located in York County, Pennsylvania, of which Claimant owns a 7.51% undivided interest as tenant in common with the following:

                 Delmarva Power and Light Company
                 Philadelphia Electric Company (Now PECO Energy
              Company)
                 Public Service Electric and Gas Company


         (5) A nuclear generating station of 2,212 MW capacity (Salem Nuclear Generating Station), located in Salem County, New Jersey, of which Claimant owns a 7.41% undivided interest as tenant in common with the following:

                 Delmarva Power and Light Company
                 Philadelphia Electric Company (Now PECO Energy
              Company)
                 Public Service Electric and Gas Company


         (6) A nuclear generating station of 1,031 MW capacity (Hope Creek Nuclear Generating Station), located in Salem
             County, New Jersey, of which Claimant owns a 5% undivided interest as tenant in common with Public
             Service Electric and Gas Company.


         (7) Claimant owns a transmission line extending from Mantua Creek to the New Jersey-Pennsylvania border at the Delaware River, a distance of 9.7 miles, by means of which electric energy and capacity is interchanged (not sold or purchased) at the border of said states under an interconnection agreement between Claimant, Philadelphia Electric Company, now PECO Energy Company and Public Service Electric and Gas Company. Claimant owns as tenants in common a transmission line and switching station extending from Hope Creek Nuclear Generating Station to the New Jersey-Delaware border, a distance of 13 miles, by means of which electric energy and capacity is interchanged (not sold or purchased) under a transmission system agreement between Delmarva Power and Light Company, Jersey Central Power and Light Company, Philadelphia Electric Company, Public Service Electric and Gas Company and Claimant.


          Deepwater

              Deepwater, a wholly-owned subsidiary of Claimant, owns no utility plant. It operates generating units owned by Claimant.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

                               FOR YEAR 1996

         (A) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                     Claimant -  10,164,520,000 kwh.
                     Deepwater - None

         (B) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                     Claimant - None
                     Deepwater - None

         (C) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                     Claimant - 209,236,000 kwh. (a)
                     Deepwater - None

                  (a) kwh excludes 602,231,000 kwh sold to power
                     brokers, ultimate destination unknown.

         (D) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

                     Claimant -  1,760,344,000kwh.
                     Deepwater - None

                     (b)kwh excludes 1,358,425,000 kwh purchased from power rokers, original sources not determinable.

        In 1996 Claimant received 600,751,000 interchanged energy and delivered 1,006,516,000 kwh. of interchanged energy pursuant to arrangements mentioned above.

        In 1996, Deepwater, as operator of the Deepwater Generating Station at Deepwater, New Jersey, delivered to Claimant, the owner of that station, 506,533,000 kwh. of electric energy.



4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         Claimant holds no interest, either directly or indirectly, in an EWG or a foreign utility company.


         (A) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                     Non-applicable.

         (B) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                     Non-applicable.

         (C) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                     Non-applicable.

         (D) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                     Non-applicable.

         (E) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                     Non-applicable.


                                 EXHIBIT A

         A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

         A consolidating statement of income and retained earnings of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of December 31, 1996 are attached hereto and made a part hereof.


                                 EXHIBIT B

         If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.


                 Item No.            Caption Heading
                                     (thousands of dollars)
                    1                Total Assets
                                     2,460,741
                    2                Total Operating Revenues
                                     982,492
                    4                Net Income
                                     75,017



                                 EXHIBIT C

         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

                     Non-applicable.


         The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 1997.

                             ATLANTIC CITY ELECTRIC COMPANY



                             By:/s/ J.E. Franklin, II
                                     J. E. Franklin, II
                             Senior Vice President,Secretary
                             & General Counsel


CORPORATE SEAL

ATTEST:

/s/ Alfred J. Vola
    Alfred J. Vola

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

             J. E. Franklin, II
             Senior Vice President,Secretary & General Counsel
             Atlantic City Electric Company
             6801 Black Horse Pike
             Egg Harbor Township, New Jersey 08234-4130

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